Exhibit 99.19

CONSENT OF EXPERT

The undersigned, on his own behalf and on behalf of NewFields Canada Mining & Environment ULC, hereby consents to the use of my name, the name of NewFields Canada Mining & Environment ULC and references to, excerpts from, and summaries of the Technical Report titled “Silver Sand Project Pre-Feasibility Study” effective date June 19, 2024, which is included in, or incorporated by reference into, the Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2025 being filed with the United States Securities and Exchange Commission.

Dated: September 15, 2025

/s/ Leon Botham
Leon Botham, P.Eng.